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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                            Tele-Communications, Inc.
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                                (NAME OF ISSUER)


     Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                    87924V309
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                                 (CUSIP NUMBER)


                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
                                 (303) 861-0600
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       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                February 22, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87924V309
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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

     Gary Magness
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  / /
     (b)  /X/
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)                           N/A
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6)   Citizenship or Place of Organization      U.S.A.
--------------------------------------------------------------------------------
  Number of       7)  Sole Voting Power                                     0
   Shares         --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                   0
  Owned by        --------------------------------------------------------------
    Each          9)  Sole Dispositive Power                                0
  Reporting       --------------------------------------------------------------
 Person With      10) Shared Dispositive Power                              0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person           0
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                     0%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

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     The reporting person, Gary Magness, hereby amends (as set forth below) the reporting person's Schedule 13D, as previously amended, relating to securities of Tele-Communications, Inc. in order to reflect that, as of February 22, 2000, the reporting person has ceased to be a beneficial owner of more than 5% of the Class B Preferred Stock (as defined below), or any other securities, of Tele-Communications, Inc.

ITEM 1. SECURITY AND ISSUER

     This amendment to the statement on Schedule 13D (the "Statement") relates to the Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock"), of Tele-Communications, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 9197 South Peoria Street, Englewood, Colorado 80112.

ITEM 4. PURPOSE OF TRANSACTION

     As of February 22, 2000, the Company redeemed all of the Class B Preferred Stock in exchange for $105.88 per share. The redemption was at the option of the Company pursuant to the terms of the Certificate of Incorporation of the Company. This amendment to the Statement is being filed to reflect that the reporting person ceased to be the beneficial owner of more than 5% of the Class B Preferred Stock, or any other class of securities, of the Company as of February 22, 2000, the date of such redemption.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of Class B Preferred Stock beneficially owned by Gary Magness is as follows:

                    Amount of
                 Beneficial Ownership   Percent of Class
                 --------------------   ----------------
                        0                      0%


     (b) The following indicates for the filing person the number of shares of Class B Preferred Stock as to which there is:

            (i)   Sole power to vote:           0
            (ii)  Shared power to vote:         0
            (iii) Sole power to dispose:        0
            (iv)  Shared power to dispose:      0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days or since the most recent filing on Schedule 13D by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Preferred Stock identified in this Item 5.

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     (e) On February 22, 2000, the reporting person disposed of all shares of
Class B Preferred Stock beneficially owned by the reporting person pursuant to the redemption described in Item 4 above, and, therefore, is not a beneficial owner of more than five percent of any class of securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:    02/27  , 2000
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/s/  Signature
----------------
Gary Magness

                                   Page 5 of 5